UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,500,000 Callable LIBOR Range Accrual Notes due October 9, 2022

Filed pursuant to Rule 3 of Regulation BW

Dated:  October 5, 2007

The following information regarding the U.S. Dollar 10,500,000 Callable LIBOR Range Accrual Notes due October 9, 2022 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 14, 2007) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)        U.S. Dollar 10,500,000 Callable LIBOR Range Accrual Notes due October 9, 2022

(b)       The interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

8.00% x N/D

Where:

“N” is the total number of calendar days in respect of each relevant Interest Period on which the Determination LIBOR Rate is within the Accrual Range.

“D” is the total number of calendar days in respect of each relevant Interest Period.

“Determination LIBOR Rate” for any day in the Interest Period means 6 month US$ LIBOR, being the rate for deposits in U.S. Dollars for a period of six months which appears on Reuters Page LIBOR01 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth New York and London Business Day prior to each accrual date.

“Accrual Range” means for each Interest Period within the period from and including October 9, 2007 to but excluding October 9, 2022 equal to or greater than zero per cent. but less than or equal to 7.00 per cent.;

Rounding

In applying the formula described above in respect of the Interest Amount, the result of:

8.00% x N/D

shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on April 9 and October 9 of each year commencing on April 9, 2008 and ending on October 9, 2022.

(c) Maturing October 9, 2022.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each April 9 and October 9, commencing on October 9, 2008 and ending on April 9, 2022, with 10 London and New York business days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)  Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-10.

(i)  Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.  Distribution of Obligations

As of October 4, 2007, the Bank entered into a Terms Agreement with Wachovia Capital Markets, LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,500,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about October 9, 2007.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank

Per Unit: 100.00%	N/A	100.00%
Total: USD 10,500,000	N/A	USD 10,500,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.    Pricing Supplement dated October 4, 2007.

B.    Terms Agreement dated October 4, 2007.

Pricing Supplement

International Bank for Reconstruction and Development

Global Debt Issuance Facility

No 3328

USD10,500,000 Callable LIBOR Range Accrual Notes due October 9, 2022

Wachovia Securities

The date of this Pricing Supplement is October 4, 2007

This document (“Pricing Supplement”) is issued to give details of an issue by International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997 and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. These are only the terms which form part of the Notes for such issue.

1.	No.:	3328

2.	Aggregate Principal Amount:	USD10,500,000

3.	Issue Price:	100.00 per cent of the Aggregate Principal Amount.

4.	Issue Date:	October 9, 2007

5.	Form of Notes (Condition 1(a)):	Registered Notes only.

6.	Authorized Denomination(s):	USD1,000 and integral multiples thereof.

7.	Specified Currency (Condition 1(d)):	United States Dollars (“USD”)

8.	Maturity Date:	October 9, 2022

9.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(ii))

10.	Variable Interest Rate (Condition 5(II)):

	(a) Interest Payment Dates:	April 9 and October 9 of each year commencing on April 9, 2008 and ending on the Maturity Date.

	(b) Calculation Agent:	Citibank, N.A.

	(c) Rate of Interest:	The Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula:

8.00% x N/D

Where:

“N” is the total number of calendar days in respect of each relevant Interest Period on which the Reference Rate is within the Accrual Range, as determined by the Calculation Agent.

“D” is the total number of calendar days in respect of each relevant Interest Period.

“Reference Rate” for any day in the Interest Period means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on the Reuters Page LIBOR01 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on such day provided that, (a) for any day that is not a Relevant Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Relevant Business Day and (b) the Reference Rate for the day that is five calendar days prior to an Interest Payment Date will be the applicable Reference Rate for each subsequent day in such Interest Period.

If such rate does not appear at the time designated above in respect of any Relevant Business Day in the Interest Period, the Calculation Agent shall determine the Reference Rate by requesting the principal London office of each of four major banks in the London interbank market (the “Reference Banks”) to provide a quotation for the rate at which deposits in USD dollars were offered to prime banks in the London interbank market for a period of 6 months at approximately 11:00 a.m. London time on such Relevant Business Day. If at least two such quotations are provided, the Reference Rate will be the arithmetic mean of the quotations.

If fewer than two quotations are provided as requested, the Relevant Rate shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York time, on such Relevant Business Day for loans in USD dollars to leading European banks for a period of three months in an amount that is representative for a single transaction in the New York market at such time.

“Accrual Range” means for each Interest Period within the period from and including October 9, 2007 to but excluding the Maturity Date, greater than zero per cent but less than or equal to 7.00 per cent.

11.	Other Variable Interest Rate Terms (Condition, 5(II) and (III):

	(a)	Variable Rate Day Count Fraction:	30/360 (i.e., a 360-day year of twelve 30-day months)

	(b)	Minimum Interest Rate:	0.00 per cent per annum

	(c)	Maximum Interest Rate:	8.00 per cent per annum

12.	Relevant Financial Center:		New York

13.	Relevant Business Days:		New York and London

14.	Issuer’s Optional Redemption (Condition 6 (e)):		Yes

	(a)	Notice Period:	Not less than ten Relevant Business Days.

	(b)	Amount:	All (and not less than all).

	(c)	Date(s):	Each April 9 and October 9, from and including October 9, 2008 to and including April 9, 2022.

	(d)	Early Redemption Amount:	100% of Principal Amount.

	(e)	Notices:

So long as the Notes are represented by a Global Note and the Global Note is held on behalf of a clearing system notwithstanding Condition 13, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders.

Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to the Noteholders on the day on which such notice is delivered to the clearing system.

15.	Redemption at the Option of the Noteholders (Condition 6(f)):	No.

16.	Long Maturity Note (Condition 7(f)):	No.

17.	Talons for Future Coupons to be attached to Definitive Beamer Notes (Condition 7(h):	Not Applicable.

18.	Early Redemption Amount (including accrued interest if applicable) (Condition 9):	100.00 per cent of the Aggregate Principal Amount plus accrued interest.

19.	Governing Law of the Notes:	English.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	None.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	DTC and Euroclear Bank S.A. / N.V., as operator of the Euroclear system.

3.	Syndicated:	No.

4.	Commissions and Concessions:	None.

5.	Codes:

	(a) Cusip	45905UFJ8

	(b) ISIN:	US45905UFJ88

	(c) Common Code	032470696

6	Identity of Dealer	Wachovia Capital Markets, LLC

7.	Provision for Registered Notes:	Applicable.

	(a) Individual Definitive Registered Notes Available on Issue Date:	No. Interests in the DTC Global Note will be exchangeable for Definitive Registered Notes only in the limited circumstances described in the Prospectus.

	(b) DTC Global Note(s)	Yes; one.

	(c) Other Registered Global Notes:	No.

General Information

The Bank’s latest Information Statement was issued on September 14, 2007.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), a capital gain of a noncorporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year. Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions shall apply to the issue:

United Kingdom:

Each Dealer has agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Carlo Segni
Authorized Officer

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

1818 H Street, NW
Washington, D.C. 20433

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

CALCULATION AGENT

Citibank, N.A.
Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

EXECUTION VERSION

TERMS AGREEMENT NUMBER 3328

UNDER GLOBAL DEBT ISSUANCE FACILITY

October 4, 2007

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) USD10,500,000 Range Accrual Callable Notes due October 9, 2022 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof (the “Pricing Supplement”) at 11.00 a.m. New York time on October 9, 2007 (the “Settlement Date”) at an aggregate purchase price of USD10,500,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus dated 7 October, 1997 (the “Prospectus”), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

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1.                                       The Bank agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the principal amount of the Notes).

2.                                       The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.                                       The Bank hereby appoints the undersigned as Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.                                       In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.                                       The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.                                       For purposes hereof the notice details of the undersigned are as follows:

Wachovia Capital Markets, LLC
301 South College Street
Charlotte, NC 28288
USA

Attention: James Whang
Telephone:	+1 704 715 8400
Facsimile:	+1 704 374 3375

7.                                       All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8.                                       This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9.                                       This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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By:	/s/ James Whang
Name:	James Whang
Title:	Managing Director,
Wachovia Capital Markets, LLC

CONFIRMED AND ACCEPTED, as of the date first written above

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/ Carlo Segni
Name:	Carlo Segni
Title:	Authorized Officer

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